

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 12, 2017

Sean Folkson
President and Chief Executive Officer
NightFood Holdings, Inc.
520 White Plains Road, Suite 500
Tarrytown, NY 10591

> **Re:** **NightFood Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 2, 2017**
> **File No. 333-216709**

Dear Mr. Folkson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2017 letter.

General

1. Your revised filing continues to assert that you plan to repay the notes with Black Forest Capital with proceeds from puts under the equity line. As stated in prior comment 1, in such circumstances, it is the staff's view that the proposed equity line transaction would not be permissible as an indirect primary offering. As such, we reissue prior comment 1. Please also file the amended convertible promissory notes with your registration statement. We were unable to locate these amended promissory notes in the Form 8-K filed on May 23, 2017 which included other promissory notes.

Cover Page

2.   We note your response to prior comment 2 and reissue in part. Please revise to disclose the maximum number of shares of your common stock that Black Forest Capital may acquire pursuant to the equity line agreement based on the current market price of your shares of common stock and ignoring any caps on the number of shares that Black Forest Capital may own at any time.

Additionally, given the size of the equity line financing transaction, we note that you may need to file subsequent registration statements to register the shares of your common stock that Black Forest may acquire pursuant to the equity line financing transaction. For purposes of Rule 415 of the Securities Act of 1933 and your eligibility to rely upon such rule, please note that the staff may treat as different transactions any registration statement that registers shares of your common stock for sale by Black Forest after the later of (i) 60 days after the time that Black Forest and its affiliates have resold substantially all of the shares registered for sale under the prior registration statement or (ii) six months after the effective date of the prior registration statement for Black Forest and its affiliates. To the extent that a subsequent registration statement is filed prior to such timing, the staff may conclude that such offerings are no longer indirect primary offerings eligible to be filed pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Please confirm your understanding of the above guidance.

Please contact Jason Langford, Staff Attorney, at 202-551-3193 or me at 202-551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Frank J. Hariton, Esq.